Exhibit 99.1

Encana closes C$920 million sale of Cutbank Ridge midstream assets

Calgary, Alberta (February 9, 2012) – Encana Corporation (TSX & NYSE: ECA) has closed the sale of its natural gas processing assets in the Cutbank Ridge area for an aggregate purchase price of approximately C$920 million, subject to customary adjustments. On December, 7, 2011, Encana announced its agreement to sell the midstream assets to Veresen Inc. (TSX: VSN). The sale includes Encana’s 100 percent interest in the Steeprock plant in northeast British Columbia and the Hythe plant in northwest Alberta, which combined provide about 516 million cubic feet per day of natural gas processing capacity, as well as compression and 370 kilometres of associated gathering pipelines. The Steeprock plant is located approximately 50 kilometres south of Dawson Creek and about 10 kilometres west of the Hythe plant. As part of Encana’s midstream divestiture, Encana has entered into a competitive, long-term gathering and processing fee agreement with the new owner on terms that provide cost stability for Encana’s ongoing natural gas development in Cutbank Ridge and will help Encana efficiently deliver its production to market.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

SOURCE: Encana Corporation

Encana Corporation	1